GREENBERG TRAURIG, LLP
2700 Two Commerce Square
2001 Market Street
Philadelphia, PA 19103
Phone: (215) 988-7800

Steven M. Felsenstein, Esq.
Direct Dial:  (215) 988-7837
Direct Fax:  (215) 717-5248
E-mail:  felsenssteins@gtlaw.com

March 4, 2010

VIA EDGAR TRANSMISSION

Division of Investment Management
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Barrientos

Re:	New Century Portfolios
SEC File Nos. 33-24041/811-5646

Mr. Barrientos:

This letter is being filed via EDGAR on behalf of New Century Portfolios (the “Registrant”) pursuant to the request you conveyed to my colleague, Richard Cutshall, Esq., during your phone call on March 2, 2010.  In connection with the acceleration of the effective date of post-effective amendment number 30 (“PEA 30”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, you requested that we confirm that certain transactions inadvertently effected by the Registrant on Monday, March 1, 2010, had been reversed because the staff could not accelerate the effective date of PEA 30 until March 2, 2010.

As I advised you in a further telephone conversation on March 2, 2010, the Registrant was aware that due to the absence of an effective prospectus for the one-day period of March 1, 2010, it could not accept purchase orders on that date.  When the Registrant checked, it discovered that a few orders had been effected prior to the imposition of the required freeze on sales.  This letter confirms that the Registrant’s transfer agent, Ultimus Fund Solutions, LLC, was then instructed by the Registrant to reverse all sales orders received on March 1, 2010, effectively meaning that no sale orders were accepted for March 1, 2010.  We have received email confirmation from Ultimus that the instruction has been implemented, and every such discretionary order was reversed.  I understand that those purchase orders cancelled on March 1, 2010 were resubmitted on March 2, 2010, and those orders were processed in reliance upon the order of the Commission that accelerated the effective date of PEA 30 on March 2, 2010.

U.S. Securities and Exchange Commission
March 4, 2010

We are filing this letter electronically via EDGAR, pursuant to your request.  Should you have any questions regarding the subject matter of this letter, feel free to contact me at (215) 988-7837, or my colleague Richard Cutshall at (312) 476-5121.

Very truly yours,

/s/ Steven M. Felsenstein
Steven M. Felsenstein

cc:	Nicole M. Tremblay, Esq.
Richard Cutshall, Esq.